                                                                EX 99(a)(5)(iii)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

---------------------------------------X
ESTHER SUMMER, individually and on behalf of all others similarly situated,

                        Plaintiff,
                                           Civil Action No.19421NC
        - against


JEFFERY M. JACKSON, WILLIAM J.
HANNIGAN, GLENN W. MARSCHEL, SAM
GILLILAND, PAUL C. ELY, JR., JAMES J.
HORNTHAL, TERRELL B. JONES, MICHAEL
A. BUCKMAN, F. WILLIAM CONNER,
TRAVELOCITY.COM INC. and SABRE
HOLDINGS CORPORATION,

                        Defendants.

---------------------------------------X

                                  INTRODUCTION

            1. Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

            2. This action arises out of an unlawful scheme and plan by Sabre Holdings Corporation ("Sabre") to acquire the remaining ownership of the Travelocity.com Inc. ("Travelocity" or the "Company") in a going-private transaction for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties.

                                   THE PARTIES

            3. Plaintiff is and has been at all relevant times the owner of Travelocity common stock.

            4. Defendant Travelocity is a corporation organized and existing under the laws of the state of Delaware and is headquartered at 15100 Trinity Boulevard, Fort Worth, Texas 76155. Travelocity is an online travel agency. As of April 2, 2001, the Company had outstanding 16,963,052 shares of Common Stock and 33,000,000 shares of Class A Common Stock outstanding, Defendant Sabre, owns all of the Company's issued and outstanding Class A Common Stock and approximately 12% of the Company's issued and outstanding Common Stock. Sabre therefore has a 70% holding in Travelocity's equity security.

            5. Travelocity was incorporated on September 30, 1999 as a wholly-owned subsidiary of Sabre. Sabre is a world leader in the marketing and distribution of travel and has been a leading provider of software solutions to the travel and transportation industries. There are extensive business relationships existing between Travelocity and Sabre.

            6. Jeffery M. Jackson ("Jackson"), has served as a director of Travelocity since March 2000. Jackson has served as the Executive Vice President, Chief Financial Officer and Treasurer of Sabre since May 1999, and as its Senior Vice President, Chief Financial Officer and Treasurer from August 1998 to May 1999.

            7. Sam Gilliland ("Gilliland") has served as a director of Travelocity since July 2000. Gilliland served as Senior Vice President and General Manager of Product Marketing for Sabre from April 1999 to April 2000.

            8. William J. Hannigan ("Hannigan") has served as Chairman of the Board of Travelocity since March 2000. Hannigan is also Chief Executive Officer, President and Chairman of the Board of Sabre.

            9. Paul C. Ely, Jr. ("Ely") has served as a director of Travelocity since March 2000. Ely is also a director of Sabre.

            10. Glenn W. Marschel, ("Marschel"), James J. Hornthal ("Hornthal"), Terrell B. Jones ("Jones"), Michael A. Buckman ("Buckman") and F. William Conner ("Conner") are and have been at all relevant times directors of Travelocity.

            11. The individual defendants named above (the "Individual Defendants"), as officers and/or directors of the Company, and Sabre (as specified above), as the majority stockholder of Travelocity, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due cure, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

            12. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

            13. This action is properly maintainable as a class action for the following reasons:

                  (a) The Class is so numerous that joinder of all members is impracticable. As of April 2, 2001, the Company had outstanding 16,963,052 shares of Common Stock and 33,000,000 shares of Class A Common Stock outstanding.

                  (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, INTER ALIA, the following:

                        (i) Whether Sabre and the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit Sabre at the expense of the members of the Class;

                        (ii) Whether the individual Defendants, and Sabre, as majority stockholder of Travelocity, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

                        (iii) Whether Sabre and the Individual Defendants have disclosed all material facts in connection with the challenged transaction; and

                        (iv) Whether plaintiff and the other members of the Class would he irreparably damaged if Sabre and the Individual Defendants, are not enjoined from the conduct described herein;

            14. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

            15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

            16. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS

            17. On February 19, 2002, the PR Newswire released a press releases from the Company detailing an unsolicited offer from Sabre to purchase the remaining shares of Travelocity that it did not already own (the "February Press Release"). The February Press Release stated in pertinent part:

                FORT WORTH, Texas. Travelocity.com Inc. today announced
            that Sabre Holdings Corporation (NYSE: TSG - news) and its affiliates (collectively "Sabre") on Monday evening had stated its intention to make an unsolicited offer to purchase the shares of Travelocity common stock that Sabre does not already own for $23.00 per share, payable in cash. Sabre is the controlling stockholder of Travelocity through Sabre's beneficial ownership of approximately 70% of Travelocity's equity securities.

            Sabre stated its intention to launch its formal tender offer on or soon after March 5, 2002. The offer is expected to be conditioned on Sabre's ownership interest in Travelocity reaching at least 90%, enough to allow Sabre to effectuate a short-form merger.

            As of December 31. 2001, there were approximately 50 million shares of Travelocity common stock outstanding (assuming conversion of Travelocity's Class A common stock owned by Sabre), of which approximately 15 million were owned by holders other than Sabre.

            (the "Offer")

            18. The Offer values Travelocity stock at only approximately $23.00 a share.

            19. The price of Travelocity stock has traded as high as $38.79 in the last 52-weeks and as high as $28.25 in the three weeks preceding the Offer.

            20. The price offered by Sabre in the Offer is particularly unfair in light of the Company's recent performance and anticipated financial performance. On January 16, 2002, the Company in a press release reported its financial statements for year ending December 31, 2001 (the "Year 2001 Press release"), The Year 2001 Press release reported Defendant Jones as saying (in pertinent part):

            "In an industry that had an average decline in travel bookings of 15%, we grew 27%," said Terrell B. Jones, president and chief executive officer of Travelocity. "With the economic slowdown and lingering effects of September 11, the travel industry faced some of its most difficult challenges in 2001. Yet, our business emerged from this adversity stronger than before, fueled by the growing channel shift toward online travel. Furthermore, with the shopping and buying information in our database, we can provide more relevant offerings through targeted marketing. DESPITE THE OVERALL DISMAL ADVERTISING MARKET, OUR INTEGRATED MARKETING PROGRAMS GREW ADVERTISING REVENUES 28% TO OVER $60 MILLION

            As we enter 2002, we have positioned ourselves for strong growth through several key initiatives," continued Jones. "We have secured broad marketing agreements with several major domestic and international airlines that account for over 50% of our air bookings. We have significantly increased our higher margin hotel offerings. We have successfully entered the merchant vacation business with Travelocity Vacations. WE HAVE
            ALSO SIGNIFICANTLY ENHANCED OUR CRUISE BOOKING SYSTEM, TRAVEL ADVICE SERVICE, AND CUSTOMER RELATIONSHIP MANAGEMENT TOOLS. WE EXPECT THESE ACCOMPLISHMENTS WILL HELP US ACHIEVE OUR REVENUE GROWTH TARGET OF 20% TO 30%
            IN 2002. WE CONTINUE TO SUCCESSFULLY DIVERSIFY INTO
            HIGHER MARGIN AIR AND NON-AIR BUSINESS, AND WE
            ANTICIPATE A NET PROFIT EXCLUDING SPECIAL ITEMS OF
            BETWEEN $0.65 TO $0.75 PER FULLY DILUTED SHARE FOR
            2002." (emphasis added)

            21. Because Sabre controls a majority of the Company's common stock, and because of the historical and on-going business relationship between Travelocity and Sabre, no third party will likely bid for Travelocity. Sabre thus will be able to proceed with the proposed transaction without an auction or other type of market check to maximize value for the public shareholders.

            22. Sabre is intent on paying the lowest possible price to Class members, even though Sabre is duty-bound to pay the highest fair price to the Company's public shareholders. Thus, Sabre has a clear and material conflict of interest in the Offer.

            23. Because of its control over the Company and Travelocity's Board of Directors, Sabre is in a position to dictate the terms of the Offer. The directors are beholden to Sabre for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

            24. By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Travelocity's assets and business and will be prevented from obtaining fair consideration for their shares of Travelocity's common stock.

            25. The Offer has been timed and structured unfairly in that:

                  (a) The Offer is designed and intended to eliminate members of the class as stockholders of the Company from continued equity participation in the Company at a price per share which Sabre knew or should know is unfair and inadequate;

                  (b) Sabre has unique knowledge of the Company and has access to information denied or unavailable to the Class;

                  (c) Sabre has violated its duty of fair dealing by timing the transaction to place an artificial cap on the market price of Travelocity stock; and

                  (d) The process is procedurally flawed in that Sabre can force the consummation of the transaction without the approval of the public shareholders, given its majority ownership of the Company's stock.

            26. Similarly, the Individual Defendants owe fiduciary duties to the Company's public shareholders, but because they are dominated, controlled and beholden to Sabre, they cannot not fairly discharge their duties.

            27. Sabre and the individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

            28. Plaintiff and the other members of the Class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

      A. Declaring this to be a proper class action and naming plaintiff as Class representative:

      B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

      C. In the event the Offer is consummated, rescinding the transaction and awarding rescissionary damages;

      D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

      E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

      F. Granting such other and further relief as may be just and proper.

Dated: February 19, 2002

                             CHIMICLES & TIKELLIS LLP


                             By: [ILLEGIBLE]
                                ---------------------------------
                                Pamela S. Tikellis
                                Robert J. Kriner, Jr.
                                Beth Deborah Savitz
                                One Rodney Square
                                P.O. Box 1035
                                Wilmington, Delaware 19801
                                (302) 656-2500

                                Attorneys for Plaintiff

OF COUNSEL:

GOODKIND LABATON RUDOFF &
  SUCHAROW LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700